SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 01, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
 Publicly-held Company – CVM 016390
Corporate Taxpayers’ ID (CNPJ) 01.832.635/0001-18
Corporate Registry ID (NIRE) 35.300.150.007
Av. Jurandir, 856, Lote 4, 1o andar
CEP 04072-000, São Paulo/SP

MATERIAL FACT

TAM S.A. (“Company”), in compliance with the provisions in article 12 of Comissão de Valores Mobiliários (“CVM”) Rule 358/02 and 10/80, informs its shareholders and the market in general that the Board of Directors of the Company, in meeting held on January 30, 2008, approved the execution of the repurchase processo f the COmpnay’s shares, pursuant to the following conditions:

1. Purpose: The acquisition of preferred shares issued by the Company for maintenance in treasury and later cancellation or sale without reducing the capital stock.

2. Number of Shares to be purchased: The acquisition shall respect the limit of up to four million (4,000,000) preferred shares.

3. Execution term for the Operations: The maximum term to carry out the operation is three hundred sixty-five (365) days as from the present date. The shares acquisition must be done on the São Paulo Stock Exchange trading session, at market price.

4. Number of Outstanding Shares in the market: seventy-one million, nine hundred thirty-two thousand, five hundred eighty (71,932,580) outstanding shares in the market, pursuant to CVM Instruction 10/80.

5. Authorized Financial Institutions: UBS Pactual Corretora de Títulos e Valores Mobiliários S.A., with headquarters at Av. Brigadeiro Faria Lima, 3.729, 10° andar - part, in the City and State of São Paulo, with Corporate Taxpayer’s ID (CNPJ) 43.815.158/0001 -22; and Credit Suisse (Brasil) S.A. CTVM, with headquarters at Av. Brigadeiro Faria Lima, n.° 3.064, 13° andar – part, Jardim Paulistano, in the City and State of São Paulo.

Closure: Nothing else to be discussed, the meeting was adjourned and this present minute was drawn up in summary format, read, and signed by all attending members. São Paulo, January 30, 2008. Signatures: Maria Cláudia Oliveira Amaro Demenato – Chairwoman, Fabiana Borges Vilhena – Secretary. Members: Maria Cláudia Oliveira Amaro Demenato, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Luiz Antonio Corrêa Nunes Viana Oliveira, Adalberto de Moraes Schettert, Waldemar Verdi Júnior, Roger Ian Wright and Pedro Pullen Parente. This is a free English translation of the original instrument drawn up in the Company’s records.

______________________________________
Fabiana Borges Vilhena
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.